Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement on Form S-3 of SPDR® Gold MiniShares® Trust (“GLDM”), a series of World Gold Trust (the “Trust”), of our reports dated November 23, 2022, with respect to the statements of financial condition of GLDM, including the schedules of investment, as of September 30, 2022 and 2021, and the related statements of operations, cash flows and changes in net assets for each of the years in the three-year period ended September 30, 2022, and the related notes, and the effectiveness of internal control over financial reporting as of September 30, 2022, which reports appear in the September 30, 2022 annual report on Form 10-K of the Trust. We also consent to the reference to our firm under the heading “Experts” in the above noted registration statement.

/s/ KPMG LLP

New York, New York
November 23, 2022